NIOGOLD MINING CORP.
INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2008
(Unaudited)
Notice Pursuant to National Instrument 51-102

These unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They have not been reviewed by an auditor.

NIOGOLD MINING CORP.

Balance Sheets

(Unaudited -- Prepared by Management)

	November 30, 2008	August 31, 2008
ASSETS CURRENT
Cash and cash equivalents	$ 2,512,024	$ 3,489,664
Quebec sales tax, GST and sundry receivables	239,522	312,825
Prepaid expenses and deposits	9,408	16,185
Refundable tax credits and mining duties receivable	1,507,231	1,507,231
Investments	27,533	53,346
	4,295,718	5,379,251
EQUIPMENT (Note 4)	78,384	120,631
MINERAL PROPERTIES (Notes 5 and 6)	10,309,207	9,537,940
	$ 14,683,309	$ 15,037,822
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 272,724	$ 370,369
	272,724	370,369
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Notes 6 and 16)	24,007,233	24,007,233
SHARE PURCHASE WARRANTS (Notes 8 and 16)	11,659	787,394
CONTRIBUTED SURPLUS (Note 9)	2,311,634	1,535,899
DEFICIT	(11,919,941)	(11,663,073)
	14, 410, 585	14, 667, 453
	$ 14,683,309	$ 15,037,822

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

COMMITMENTS (Note 5)

APPROVED BY THE BOARD:

"Michael Iverson"	"Rock Lefrancois"

Michael Iverson, Director	Rock Lefrancois, Director

NIOGOLD MINING CORP.

Statements of Operations and Deficit

(Unaudited -- Prepared by Management)

	Three Months Ended November 30,
	2008	2007
EXPENSES
Amortization	$ 42,247	$ 7,218
Investor relations	-	30,500
Legal and audit	56,977	29,202
Management fees (Note 10)	36,000	36,000
Office and administrative	30,077	13,033
Rent (Note 10)	13,497	15,853
Shareholder information	63,870	85,977
Telephone	5,364	6,252
Transfer agent and filing fees	1,192	2,493
Travel and automotive	14,010	23,211
Interest income	(32,180)	(103,583)
Unrealized loss (gain) on investments	25,813	(28,000)
LOSS	$ 256,867	$ 118,156
DEFICIT, OPENING	11,663,074	10,751,371
DEFICIT, CLOSING	$ 11,919,941	$ 10,869,527
LOSS PER SHARE - basic and diluted	$ 0.00	$ 0.00
Weighted average number of common shares	61,792,000	61,092,000

NIOGOLD MINING CORP.

Statements of Cash Flows

(Unaudited -- Prepared by Management)

	Three Months Ended November 30,
	2008	2007
CASH PROVIDED BY (USED FOR)
OPERATIONS
Loss	$ (256,867)	$ (118,156)
Items not involving cash:
Amortization	42,247	7,218
Unrealized loss (gain) on investments	25,813	(28,000)
Changes in non-cash working capital:
Quebec sales tax, GST and sundry receivables	73,303	12,846
Prepaid expenses and deposits	6,777	2,655
Accounts payable and accrued liabilities	(97,646)	(59,408)
Cash provided by (used for) operations	(206,373)	(182,845)
INVESTING
Mineral property expenditures, net of tax credits	(771,267)	(799,755)
Equipment acquired	-	(25,819)
	(771,267)	(825,574)
CHANGE IN CASH AND CASH EQUIVALENTS	(977,640)	(1,008,419)
CASH AND CASH EQUIVALENTS, OPENING	3,489,664	8,663,870
CASH AND CASH EQUIVALENTS, CLOSING	$ 2,512,024	$ 7,655,452
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for Interest	$ -	$ 261
Cash paid for Income taxes	-	-
Shares issued for the acquisition of mineral properties	-	-
Shares received pursuant to mineral property option agreements	-	-

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia on March 30, 1988, as Penn-Gold Resources Inc. The Company’s name was changed to Moreno Ventures Inc. on April 7, 1998, and to Niogold Mining Corp. on September 25, 2003. The Company is engaged in the exploration and development of resource properties in Quebec, Canada.

These financial statements have been prepared using Canadian generally accepted accounting principles (GAAP) applicable to a going concern and do not include any adjustments that might be necessary should the Company be unable to continue to realize its assets and discharge its liabilities in the normal course of business. The Company receives no revenue from its mineral properties and is dependent primarily upon equity financing to support it as a going concern. While the Company has been successful to date in securing equity financing, there can be no assurance that it will be able to do so in the future.

The carrying amount of deferred mineral exploration costs on all properties represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete exploration and development work and to resolve any environmental, regulatory or other constraints which may hinder the successful exploitation of its mineral properties, or dispose of its interests on an advantageous basis.

The Company has taken steps to verify title to the mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee the Company's title. Title to these rights may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Foreign Currency Translation

These financial statements are presented in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at the average exchange rate for the period.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates include the determination of the carrying value of mineral properties and any impairment thereof, the value of incentive share purchase options, and certain accrued liabilities. Financial results as determined by actual events could differ from those estimates.

NIOGOLD MINING CORP.

Notes to the Financial Statements

 November 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(c)

Financial Instruments

Effective September 1, 2006, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", Section 3861 "Financial Instruments - Disclosure and Presentation" and Section 3865 "Hedges". These new standards apply on a prospective basis and, accordingly, prior period amounts have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-tomaturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments, and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, comparative figures are not restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Effective June 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862 "Financial Instruments – Disclosures", and Section 3863 "Financial Instruments – Presentation". Sections 3862 and 3863 replace Handbook Section 3861 "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new handbook sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(d)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity date of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash, term deposits and money market funds held at banks and other financial institutions.

NIOGOLD MINING CORP.

Notes to the Financial Statements

 November 30, 2008

2.

 SIGNIFICANT ACCOUNTING POLICIES, continued

(e)

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents are the unexpended proceeds of flow-through share financings. The Company is obligated to use these funds for qualified exploration and development expenditures.

(f)

Refundable Tax Credits and Mining Duties

The Company is entitled to apply for government grants in the form of refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred in the Province of Quebec. These recoveries are accounted for using the cost reduction approach whereby amounts received or receivable are applied against the cost of related assets or expenditures.

(g)

Equipment and Amortization

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment	30 to 50%	Mining equipment	20%
Office furniture and equipment	20%	Vehicles	30%

(h)

Mineral Properties

All costs directly relating to the acquisition, exploration and development of mineral properties are deferred until such time as the properties are brought into commercial production, sold or management determines there to be an impairment in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Revenues from the sale of mineral properties which have yet to reach the production stage will be credited against the cost of the property. The sale of mineral properties which have reached the production stage will be reported as a gain or loss based on the pro rata cost of properties sold. Writedowns due to impairment in value are charged to operations in the year such determination is made.

(i)

Impairment of Long-Lived Assets

As recommended by CICA Handbook Section 3063 “Impairment of Long-Lived Assets”, management reviews the carrying amount of the Company's long-lived assets annually or as changes in events and circumstances warrant in order to determine whether there is any impairment in the value of those assets.

The capitalized cost of the Company's mineral property interests are reviewed on a property-by-property basis. Management’s determination for the existence of impairment of mineral property interests is based on a number of factors including: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; iii) whether remaining lease terms are sufficient to conduct necessary studies or exploration work, iv) whether reserves are determined to be sufficient to recover the carrying value of a property, and v) environmental restrictions.

Management has determined that no write-down of long-lived assets is necessary as at the date of these financial statements.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(j)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110 "Asset Retirement Obligations" which requires entities to record a liability at fair value in the period in which it incurs a legal obligation associated with the retirement of an asset, including environmental and site reclamation costs. As at the date of these financial statements, the Company does not have any asset retirement obligations.

(k)

Share-Based Compensation

Effective September 1, 2004, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Section 3870 recommends fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus.

The Company uses the Black-Scholes option pricing model to determine share-based compensation costs. This model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company's share-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect value estimates, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company's share-based compensation options.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any potential future income tax asset if it is more likely than not that the asset will not be realized. As at the date of these financial statements, the Company does not meet the criteria for recognition of future income tax assets and, consequently, a full valuation allowance has been recorded.

(m)

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares, which transfer the tax deductibility of qualifying exploration expenditures to the investor in accordance with income tax legislation.

Effective September 1, 2004, the Company adopted the recommendations of CICA EIC-146 "Flow-through Shares". Under EIC-146 future income tax liabilities resulting from the renunciation of exploration expenditures are recorded as a reduction in share capital in the period of renunciation, and any corresponding realization of future income tax assets resulting from the utilization of prior year losses is reflected in income as a recovery of future income taxes.

The renunciation of exploration expenditures represents a reduction in deductible temporary differences between the financial reporting and tax basis of the Company's mineral properties. The Company's deductible temporary differences are not expected to reverse in the foreseeable future and, therefore, the renunciation of exploration expenditures is not expected to result in a future income tax liability. Accordingly, the Company has not recorded a reduction in share capital nor the realization of a future tax asset as contemplated by EIC-146.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(n)

Income (Loss) Per Share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share uses a weighted average number of shares that includes additional shares from the assumed exercise of warrants and options, if dilutive.

(o)

Accounting Changes

Effective September 1, 2007, the Company adopted the recommendations of revised CICA Handbook Section 1506 "Accounting Changes". The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

(p)

Accounting Policy Choice for Transaction Costs

Effective September 1, 2007, the Company adopted the recommendations of CICA Emerging Issues Committee Abstract No. 166 "Accounting Policy Choice for Transaction Costs" (EIC-166). EIC-166 addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The adoption of EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855 "Financial Instruments - Recognition and Measurement".

(q)

Capital Disclosures

Effective June 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535 "Capital Disclosures". Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

(r)

Assessing Going Concern

Effective June 1, 2008, the Company adopted the recommendations of amended CICA Handbook Section 1400 "General Standards of Financial Statement Presentation" which includes the requirement for management to assess and disclose an entity’s ability to continue as a going concern.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

3.

RECENT ACCOUNTING PRONOUNCEMENTS

(a)

Goodwill and Intangibles

CICA Handbook Section 3064 "Goodwill and Intangible Assets", replaces Section 3062 "Goodwill and Other Intangible Assets", and Section 3450 "Research and Development Costs". This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section is effective for interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the Company's financial statements.

(b)

International Financial Reporting Standards (“IFRS”)

In January 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with restatement of comparative amounts. The Company is currently assessing the impact of IFRS on its financial statements.

4.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 85,639	$ 71,873	$ 13,765
Mining equipment	26,485	13,291	13,194
Office furniture and equipment	77,156	43,219	33,937
Vehicles	66,283	48,795	17,488
November 30, 2008	$ 255,562	$ 177,178	$ 78,384

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 85,638	$ 55,890	$ 29,748
Mining equipment	26,485	8,884	17,601
Office furniture and equipment	77,156	31,882	45,274
Vehicles	66,283	38,275	28,008
August 31, 2008	$ 255,562	$ 134,931	$ 120,631

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES

(a)

Vassan, Dubuisson, Malartic, Fournière and Cadillac Townships, Quebec

Marban Block

On February 3, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties, collectively consisting of 37 mining claims, three mining concessions and one mining lease covering 976 hectares in Vassan, Malartic, Fournière and Dubuisson Townships, Quebec. The Company paid $200,000 and issued 500,000 common shares upon signing of the agreement. Under the terms of the option agreement, the Company can earn a 100% interest in the properties by paying an additional $200,000, issuing a further 500,000 common shares and incurring at least $2,500,000 of exploration and development expenses within three years. The Marban claims are subject to a net smelter royalty of 1% to 1.5% depending on the price of gold. The First Canadian claims are subject to a 10% net profits interest. The vendor retains a 0.5% net smelter royalty on the Marban claims, a 1% net smelter royalty on the First Canadian claims, and a 2% net smelter royalty on the Norlartic claims.

Gold Hawk Claims

On February 16, 2006, the Company entered into an option agreement to acquire a 100% interest in two mining claims covering 61 hectares in Malartic Township, Quebec, known as the Gold Hawk claims. The Company paid $20,000 cash and issued 200,000 common shares upon signing of the agreement and can earn a 100% interest in the claims by paying an additional $30,000 (paid) and issuing a further 200,000 shares (issued) within two years, and incurring at least $250,000 of exploration and development expenses within three years. The vendor retains a 2% net smelter royalty.

Camflo West Block

On October 27, 2004, the Company acquired a 100% interest in the 2M/5M property consisting of 57 mining claims covering 2,137 hectares in Malartic Township, Quebec for $7,000 cash. The claims are subject to net smelter return royalties in favour of various third parties, ranging from 2% to 3% on 49 of the 57 claims.

On March 24, 2005, the Company entered into an agreement to acquire a further six mining claims covering 160 hectares in Malartic Township, Quebec, for 400,000 common shares (issued). The vendor retains a 1.5% net smelter return royalty.

On July 15, 2005, the Company entered into an agreement to acquire a 100% interest in a further 13 mining claims covering 230 hectares in Malartic and Fournière Townships, Quebec, for consideration of $15,000 cash (paid). The claims are subject to a 3% net smelter return royalty.

On October 24, 2005, the Company entered into an agreement to acquire a 100% interest in 16 contiguous mining claims covering 682 hectares in Malartic Township, Quebec, for 150,000 common shares (issued). The vendor retains a 1 % net smelter return royalty.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(a)

Vassan, Dubuisson, Malartic, Fournière and Cadillac Townships, Quebec, continued

Malartic Hygrade Property

On June 20, 2005, the Company entered into an agreement to acquire a 100% interest in nine mining claims in Malartic Township, Quebec, for consideration of 200,000 common shares (issued). The vendors retain a 1.5% net smelter return royalty.

On January 16, 2007, the Company entered into an option agreement to acquire a 50% interest in three claims covering 106 hectares in Malartic Township. Under the terms of the option agreement, the Company can earn a 50% interest in the claims by paying $10,000 (paid) and issuing 200,000 common shares to the vendor (issued) and incurring $100,000 of exploration and development expenses on the claims within two years. The claims are subject to a 2% net smelter royalty.

Malartic H Property

On September 29, 2008, the Company entered into an option agreement with Breakwater Resources Ltd. and Atlanta Gold Inc. to acquire up to an 80% interest in a group of claims known as the Malartic H property. The property consists of 18 mining claims covering 780 hectares located 7.5 kilometres northeast of Malartic, Quebec. The Company paid $25,000 cash upon signing and under the terms of the agreement will incur up to $1.2 million of expenditures on the property by September 1, 2009. Upon exercise of the option Niogold will acquire a 60% interest in the property and will form a joint venture with Breakwater to jointly explore the property. The agreement provides that the Company may acquire an additional 20% interest in the property by fulfilling certain conditions.

Heva Property

The Heva Property consists of two separate claim blocks located in Malartic and Cadillac Townships, Quebec, for a total 32 mining claims covering 1,300 hectares. The property was initially put together by the map designation of 22 mining claims covering 961 hectares.

On January 31, 2008, the Company entered into an agreement to acquire ten additional mining claims covering 339 hectares in Malartic Township. The Company paid $10,000 and issuing 100,000 common shares upon signing of the agreement and can acquire a 100% interest in the claims by paying a further $10,000 and issuing a further 100,000 common shares on or before the first anniversary of the agreement. The vendor retains a 1.5% net smelter royalty.

Vassan Property

During the year ended August 31, 2005, the Company purchased a block of 19 contiguous mining claims covering 301 hectares in Vassan Township, Quebec for $1,000 cash and acquired six additional claims by designation. During the year ended August 31, 2006, the Company acquired a further 12 claims by designation. The property presently consists of 37 mining claims covering 1,068 hectares, all located in Vassan Township.

On September 29, 2006, the Company entered into an option agreement with Alexandria Minerals Corporation under the terms of which Alexandria acquired a 70% interest in the Vassan Property by issuing 100,000 shares to the Company and incurring $65,000 of exploration expenditures on the property.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(a)

Vassan, Dubuisson, Malartic, Fournière and Cadillac Townships, Quebec, continued

Siscoe East Claims

On June 25, 2008, the Company entered into an option and joint venture agreement with Alexandria Minerals Corporation under the terms of which the Company may acquire a 50% interest in 59 mining claims covering 1,432 hectares in Vassan and Dubuisson Townships known as the Siscoe East claims by issuing an aggregate of 650,000 common shares to the vendor (250,000 issued to November 30, 2008) and incurring $750,000 of exploration expenditures on the claims by June 11, 2011. Once these earn-in terms have been completed, Alexandria and Niogold will explore and develop the Siscoe East and Vassan properties on a joint venture basis.

(b)

Pump Lake Project, Le Sueur Controlled Zone, Quebec

On February 16, 2007, the Company announced that it had entered into an option agreement to acquire a 100% interest in 146 mining claims covering 8,500 hectares located 200 kilometres southeast of Val-d'Or, Quebec. The project has been named Pump Lake. On March 2, 2007, the Company paid registration fees to designate an additional 38 claims under the vendor's ownership thus increasing the size of property to 184 claims covering 10,700 hectares. Under the terms of the option agreement, the Company can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 ($25,000 paid to November 30, 2008) and issuing a total of 500,000 common shares to the vendor (250,000 issued to November 30, 2008), and incurring $500,000 of exploration expenses. The vendor retains a 2% net smelter royalty.

The Company map designated an additional 125 mining claims during the months of November and December, 2007, and 20 mining claims during the month of March, 2008. The Pump Lake property presently consists of 329 claims covering 18,630 hectares.

(c)

Blondeau and Guillet Townships, Quebec

The Company owns a 100% interest in 155 mining claims covering 2,480 hectares located in Blondeau and Guillet Townships, Quebec. Thirty-eight (38) of these claims are subject to a 2% net smelter return royalty, while the other 117 claims are subject to a 1 % net smelter return royalty.

On June 20, 2006, the Company entered into an option agreement with SearchGold Resources Inc. Under the terms of the agreement, SearchGold can acquire a 70% interest in the Blondeau Property by paying $50,000 (received) and issuing 750,000 shares to the Company (received), and by incurring $620,000 of exploration expenditures on the property over three years.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(d)

Le Tac Township, Quebec

On January 27, 2003, the Company announced that it had staked and received confirmation for a single block of 9 contiguous mining claims referred to as the Lichen-Le Tac Property, located in the Le Tac Township, Quebec. During the year ended August 31, 2004, the Company staked an additional 7 claims adjacent to the original block. The claims are 100% owned by the Company.

(e)

Montviel Township and Goeland-Waswanipi Region, Quebec

On December 13, 2002, the Company entered into an option agreement to acquire a 100% undivided interest in certain mineral claims located in Quebec and known as the Montviel Carbonatite and the Goeland-Waswanipi Project and on July 9, 2003, the Company issued 700,000 common shares to acquire a 40% interest in the properties. Under the terms of the option agreement, the Company conducted a total of $250,000 in exploration and maintenance on the properties and issued an aggregate of 900,000 common shares to the vendor over a two-year period thereby increasing its interest in the properties to 100%. During the year ended August 31, 2006, the Company decided not to renew the cells making up the Goeland-Waswanipi claim blocks and the cost of these properties was written off.

(f)

Mineral Property Acquisition and Deferred Exploration Costs

	Period Ended November 30, 2008	Year Ended August 31, 2008
Marban, First Canadian, Norlartic and Gold Hawk Properties, Malartic Township, Quebec
Acquisition costs, opening	$ 568,160	$ 477,193
Option payments – cash	-	30,000
Option payments – 200,000 shares at $0.28	-	56,000
Filing fees and staking	1,137	4,967
Acquisition costs, closing	569,297	568,160
Exploration costs, opening	6,385,649	2,719,100
Trenching	-	8,885
Geological	92,336	858,360
Drilling	498,540	2,796,015
Geophysical	-	3,290
Exploration costs, closing	6,976,525	6,385,649
	7,545,823	6,953,809

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(f)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended November 30, 2008	Year Ended August 31, 2008
Camflo West and Malartic Hygrade Properties, Malartic and Fournière Townships, Quebec
Acquisition costs, opening	$ 298,597	$ 293,331
Option payments – cash	25,000	-
Filing fees and staking	1,973	5,266
Acquisition costs, closing	325,570	298,597
Exploration costs, opening	1,292,365	853,417
Trenching	-	52,840
Geological	24,963	160,473
Drilling	71,509	221,435
Geophysical	-	4,200
Exploration costs, closing	1,388,836	1,292,365
	1,714,406	1,590,962
Heva Property, Malartic and Cadillac Townships, Quebec Acquisition costs, opening	34,068	-
Option payments – cash	-	10,000
Option payments – 100,000 shares at $0.225	-	22,500
Filing fees and staking	956	1,568
Acquisition costs, closing	35,024	34,068
Exploration costs, opening	4,975	-
Geological	-	4,975
Exploration costs, closing	4,975	4,975
	39,999	39,043
Vassan and Siscoe East Claims, Vassan and Dubuisson Townships, Quebec Acquisition costs, opening	35,752	(13,321)
Option payments – 250,000 shares at $0.185	-	46,250
Filing fees and staking	949	2,823
Acquisition costs, closing	36,701	35,752
Exploration costs, opening	16,752	9,950
Geological	21,850	6,802
Geophysical	350	-
Exploration costs, closing	38,952	16,752
	75,653	52,504

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(f)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended November 30, 2008	Year Ended August 31, 2008
Pump Lake Project, Quebec
Acquisition costs, opening	$ 178,120	$ 76,802
Option payments – cash	-	25,000
Option payments – 150,000 shares at $0.40	-	60,000
Filing fees and staking	99	16,318
Acquisition costs, closing	178,219	178,120
Exploration costs, opening	618,961	358,487
Trenching	327	105,888
Geological	30,795	83,620
Drilling	-	56,929
Geophysical	-	14,037
Exploration costs, closing	650,084	618,961
	828,302	797,081
Blondeau and Guillet Townships, Quebec
Acquisition costs, opening	169,373	168,448
Filing fees and staking	108	925
Acquisition costs, closing	169,481	169,373
Exploration costs, opening	252,078	252,078
Exploration costs	-	-
Exploration costs, closing	252,078	252,078
	421,559	421,451
Le Tac Township, Quebec
Acquisition costs, opening	11,378	10,157
Filing fees and staking	-	1,221
Acquisition costs, closing	11,378	11,378
Exploration costs, opening	511,249	511,249
Exploration costs	-	-
Exploration costs, closing	511,249	511,249
	522,626	522,626

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

5.

MINERAL PROPERTIES, continued

(f)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended November 30, 2008	Year Ended August 31, 2008
Montviel Township, Quebec
Acquisition costs, opening	$ 466,507	$ 464,017
Filing fees and staking	374	2,490
Acquisition costs, closing	466,880	466,507
Exploration costs, opening	329,098	329,098
Exploration costs	-	-
Exploration costs, closing	329,098	329,098
	795,978	795,605
Boyvinet Township, Quebec
Acquisition costs, opening	13,307	13,090
Filing fees and staking	-	217
Acquisition costs, closing	13,307	13,307
Exploration costs, opening	96,396	96,396
Exploration costs	-	-
Exploration costs, closing	96,396	96,396
	109,703	109,703
Refundable Tax Credits and Mining Duties	(1,744,842)	(1,744,842)
	$ 10,309,207	$ 9,537,940

(g)

Refundable Tax Credits and Mining Duties

The Company applies for refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred. For the year ended August 31, 2008, the Company has accrued $1,507,231 as receivable from government agencies. No amount was accrued for the year ended August 31, 2007, because the Company renounced all of its qualifying expenditures in favour of flow-through share subscribers.

(h)

Flow-Through Share Obligations

As at November 30, 2008, the Company had no unfulfilled obligations to incur eligible Canadian Exploration Expenses in order to satisfy the terms of flow-through share purchase agreements.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares, without par value

Unlimited number of preferred shares

(b)

Common Shares Issued and Fully Paid

	Three Months Ended November 30, 2008		Year Ended August 31, 2008
	Shares	Dollars	Shares	Dollars
Balance, Opening	61,792,089	$ 24,007,233	61,092,089	$ 23,822,483
For mineral properties at $0.225	-	-	100,000	22,500
For mineral properties at $0.40	-	-	150,000	60,000
For mineral properties at $0.28	-	-	200,000	56,000
For mineral properties at $0.185	-	-	250,000	46,250
Balance, Closing	61,792,089	$ 24,007,233	61,792,089	$ 24,007,233

(c)

Changes in Issued Common Shares

Shares Issued for Mineral Properties

On February 13, 2008, the Company issued 100,000 common shares in connection with the acquisition of Heva Property claims, Quebec (Note 5(a)).

On February 15, 2008, the Company issued 150,000 common shares in connection with the acquisition of the Pump Lake claims, Quebec (Note 5(b)).

On February 20, 2008, the Company issued 200,000 common shares in connection with the acquisition of the Gold Hawk claims, Quebec (Note 5(a)).

On July 8, 2008, the Company issued 250,000 common shares in connection with the acquisition of the Siscoe East claims, Quebec (Note 5(f)).

(d)

Escrow Shares

Included in issued share capital are 17,307 common shares held in escrow subject to the consent of regulatory authorities for transfers within escrow. The release of these shares from escrow is governed by a formula set by the TSX Venture Exchange.

(e)

Preferred Shares As at November 30, 2008, no preferred shares had been issued by the Company.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

7.

 SHARE PURCHASE OPTIONS

(a)

Incentive Share Option Plan

The Company has an incentive share option plan whereby it may grant common share purchase options to its directors, officers, employees and consultants. The exercise price of each option is equal to the market price on the date of the grant. The share purchase options are for a maximum term of five years and, unless otherwise noted, vest when granted.

(b)

Changes in Outstanding Options The following table summarizes changes in outstanding director and employee options:

	Number of shares	Weighted average exercise price
Balance, August 31, 2007	3,945,000	$ 0.35
Cancelled	(1,945,000)	0.35
Granted	1,670,000	0.22
Balance, August 31, 2008	3,670,000	0.29
Expired	(100,000)	0.30
Balance, November 30, 2008	3,570,000	$ 0.29

(c)

Options Outstanding at End of Period

The following director and employee options were outstanding at the end of the period:

	Number outstanding	Number exercisable	Estimated Value
Exercisable at $0.30 until February 21, 2010	150,000	150,000	$ 24,009
Exercisable at $0.30 until April 25, 2010	125,000	125,000	19,894
Exercisable at $0.30 until February 16, 2011	100,000	100,000	16,515
Exercisable at $0.30 until March 14, 2011	225,000	225,000	44,812
Exercisable at $0.31 until May 19, 2011	120,000	120,000	26,197
Exercisable at $0.28 until December 12, 2011	205,000	205,000	35,679
Exercisable at $0.35 until January 17, 2012	175,000	175,000	45,717
Exercisable at $0.47 until February 6, 2012	100,000	100,000	31,003
Exercisable at $0.38 until February 19, 2012	250,000	250,000	71,888
Exercisable at $0.215 until May 3, 2012	20,000	20,000	5,509
Exercisable at $0.435 until August 8, 2012	500,000	500,000	142,808
Exercisable at $0.215 until August 8, 2012	220,000	220,000	62,836
Exercisable at $0.25 until December 12, 2012	200,000	200,000	27,596
Exercisable at $0.22 until January 23, 2013	50,000	50,000	7,215
Exercisable at $0.25 until February 20, 2013	50,000	50,000	8,175
Exercisable at $0.20 until April 1, 2013	125,000	125,000	15,281
Exercisable at $0.215 until August 13, 2013	955,000	955,000	141,561
Balance, November 30, 2008	3,570,000	3,570,000	$ 726,695

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

7.

SHARE PURCHASE OPTIONS, continued

(d)

Share-Based Compensation

Share-based compensation charges associated with the granting of options to directors and employees have been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007
Expected share price volatility	84.4%	86.1%
Expected risk-free interest rate	3.0%	4.4%
Expected dividend yield	0.0%	0.0%
Expected life of options, in years	5.0	5.0

(d)

Agent's Compensation Options

On October 24, 2008, all 1,752,300 agent's compensation options exercisable at a price of $0.45 per share expired.

8.

SHARE PURCHASE WARRANTS

(a)

Changes in Outstanding Warrants

The following table summarizes changes in outstanding common share purchase warrants:

	Number of shares	Weighted average exercise price
Balance, August 31, 2007	11,220,326	$ 0.68
Expired	(638,800)	0.31
Balance, August 31, 2008	10,581,526	0.70
Expired	(10,462,915)	0.70
Balance, November 30, 2008	118,611	$ 0.70

(a)

Common Share Purchase Warrants Outstanding

The following common share purchase warrants were outstanding at the end of the period:

	Number of Shares	Estimated Value
Exercisable at $0.70 until December 27, 2008	118,611	$ 11,659
Balance, November 30, 2008	118,611	$ 11,659

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

8.

SHARE PURCHASE WARRANTS

(c)

Valuation of Common Share Purchase Warrants

The estimated value of common share purchase warrants has been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007
Expected share price volatility	-	81.6%
Expected risk-free interest rate	-	4.3%
Expected dividend yield	-	0.0%
Expected life of warrants, in years	-	1.5

9.

CONTRIBUTED SURPLUS

	Period Ended November 30, 2008	Year Ended August 31, 2008
Balance, Opening	$ 1,535,899	$ 1,278,683
Share purchase options awarded	-	208,002
Expired share purchase warrants	775,735	49,214
Balance, Closing	$ 2,311,634	$ 1,535,899

10.

RELATED PARTY TRANSACTIONS

	2008	2007
(a) Transactions During the Period
Deferred exploration costs -- salary paid or payable to a director and officer of the Company	$ 36,000	$ 36,000
Management fees paid or payable to a company controlled by a director and officer of the Company	$ 36,000	$ 36,000
Office rent paid to a company controlled by a director of the Company (b) Balances at Period-End	$ 1,500	$ 1,500
Amount included in accounts payable owed to a company controlled by a director and officer of the Company, without interest or specified terms of repayment	$ 584	$ -

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

11.

SEGMENTED INFORMATION

The Company's operations comprise a single reportable operating segment engaged in resource exploration. Amounts disclosed in the financial statements for loss and loss per share represent segment amounts.

All of the company's operations and assets are located in Canada.

12.

INCOME TAXES

(a)

Income Tax Provision

The provision for income taxes differs from the amount imputed by applying combined federal and provincial corporate income tax rates to the Company's before-tax loss. The components of these differences are as follows:

	2008	2007
Income (loss) before income taxes	$ (256,867)	$ (118,156)
Corporate income tax rate	30.90%	31.18%
Imputed income tax expense (recovery)	(79,372)	(36,841)
Increase (decrease) resulting from:
Non-deductible expenses	21,031	(6,480)
Amortization of share issuance costs	(11,886)	(13,080)
Valuation allowance	70,227	56,401
Provision for (recovery of) future income taxes	$ -	$ -

(b)

Expiry of Non-Capital Losses

The Company has approximately $3,490,000 of non-capital losses which may be applied against taxable income of future years expiring as follows:

2009	$ 180,000
2010	200,000
2014	360,000
2015	560,000
2026	600,000
2027	830,000
2028	760,000

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

13.

FINANCIAL INSTRUMENTS

(a)

Classification of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, investments in marketable securities, accounts receivable, and accounts payable and accrued liabilities. The Company does not have any hedging instruments.

The Company classifies its cash and cash equivalents, restricted cash and cash equivalents, and investments in marketable securities as held-for-trading, which are measured at fair value. Refundable tax credits, mining duties, sales taxes and other accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as financial liabilities, which are measured at amortized cost.

(b)

Fair Values

The carrying amount of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities each approximate their fair values due to the short-term maturities of these instruments. The fair value of investments in marketable securities is based on quoted market prices.

(c)

Credit Risk

The Company’s accounts receivable include refundable tax credits and mining duties, refundable Quebec sales taxes and GST. These amounts may be subject to audit verification by Canada Revenue Agency and/or Revenu Quebec but do not expose the Company to significant credit risk. The Company has no history of bad debts.

(d)

Foreign Exchange and Interest Rate Risk

Because the Company's functional currency is the Canadian dollar and all current operations occur within Canada, the Company is not exposed to significant foreign exchange risk. The Company has no debt and so is not exposed to significant interest rate risk.

(e)

 Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The continued ability of the Company to settle its financial obligations with cash depends upon its success at raising equity financing in a timely manner.

NIOGOLD MINING CORP.

Notes to the Financial Statements

November 30, 2008

14.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, to provide funds for future growth, and to provide returns to its shareholders.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions, the risk characteristics of underlying assets, and funds available in order to support the acquisition, exploration and development of mineral properties. In order to maintain or adjust its capital structure the Company may issue shares, seek debt financing, or acquire or dispose of assets. The mineral properties in which the Company currently has an interest are in the exploration stage and as such, the Company is dependant on external financing to fund its activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

The Company is not subject to any externally imposed capital requirements.

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.

16.

SUBSEQUENT EVENTS

(a)

Cancellation of Share Purchase Options

On December 5, 2008, the Company cancelled 100,000 share purchase options exercisable at $0.25 per share and 700,000 share purchase options exercisable at $0.215 per share.

(b)

Share Purchase Options Granted

On December 5, 2008, the Company granted 375,000 share purchase options to directors and employees, subject to regulatory approval. The options are exercisable at $0.20 per share until December 5, 2013.

(c)

Expiry of Share Purchase Warrants

On December 27, 2008, the remaining 118,611 share purchase warrants exercisable at $0.70 per share expired.

(d)

Shares Issued for Mineral Properties

On January 13, 2009, the Company issued 500,000 common shares in connection with the acquisition of the Marban, First Canadian and Norlartic claims, Quebec (Note 5(a)).